Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2010	2009
Earnings:
Income before income tax expense	$1,884	$1,263
Add:
Equity earnings from affiliates	(161)	(90)
Dividends received from affiliates	161	152
Fixed charges, excluding capitalized interest	571	629
Amortization of capitalized interest	26	36

Total earnings available for fixed charges	$2,481	$1,990

Fixed charges:
Interest on debt and finance lease charges	$462	$514
Capitalized interest	18	23
Interest element on rental expense	109	115

Total fixed charges	$589	$652

Ratio of earnings to fixed charges	4.2	3.1